

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2012

<u>Via E-mail</u>
Mr. John Koelmel
President and Chief Executive Officer
First Niagara Financial Group, Inc.
726 Exchange Street, Suite 618
Buffalo, NY 14210

      Re: **First Niagara Financial Group, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 1, 2011
               Form 10-Q for the Fiscal Quarter Ended September 30, 2011
               Filed November 9, 2011
               File No. 000-23975

Dear Mr. Koelmel:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Mark Webb

                        Mark Webb
                        Legal Branch Chief